UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2025

George Athanasiadis
Chief Executive Officer
FAST CASUAL CONCEPTS, INC.
141 Amsterdam Rd.
Grove City, PA 16127

Re: FAST CASUAL CONCEPTS, INC.
Registration Statement on Form 10-12G
Filed September 16, 2025
File No. 000-56780

Dear George Athanasiadis:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

<u>Registration Statement on Form 10-12G filed September 16, 2025</u>

<u>Item 1. Business, page 2</u>

1. We note your disclosure, stating, among other things, that you are "working on implementing several integrated products" and "also exploring relationships with distributors of products that assist specific industries in their marketing efforts." Please provide the status of such products, including, if available, development timeline thereof. Refer to Item 101(h)(4)(iii) of Regulation S-K.

<u>Item 1A. Risk Factors, page 6</u>

2. We note your disclosure that your CEO owns all of the outstanding shares of Series A Preferred Stock, representing 79% of the voting power, along with 11.8% of the voting power of your common stock. Please include a risk factor that addresses the concentration of voting power held by your CEO, the high vote preferred stock, and the related risks.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services